UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

RESOLUTE ENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

76116A108

(CUSIP Number)

Richard L. Covington

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76116A108

1	NAMES OF REPORTING PERSONS: KENNETH A. HERSH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,242,449 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,242,449 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,242,449 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	The Reporting Person is an Authorized Member of GFW VII, L.L.C., which is the sole general partner of G.F.W. Energy VII, L.P., which is the sole general partner of Natural Gas Partners VII, L.P. (“NGP VII”). Thus, the Reporting Person may be deemed to indirectly beneficially own all the Common Stock of the Issuer directly and/or indirectly deemed beneficially owned by NGP VII.

NGP VII directly owns 288,258 shares of Common Stock of the Issuer and is deemed to indirectly beneficially own (i) 20,858 shares of Common Stock of the Issuer that are directly owned by NGP-VII Income Co-Investment Opportunities, L.P. (“NGP VII Co-Invest”) by virtue of NGP VII’s ownership of 100% of NGP Income Management, L.L.C., which is the sole general partner of NGP VII Co-Invest, and (ii) 6,933,333 shares of Common Stock of the Issuer deemed to be beneficially owned by Resolute Holdings, LLC by virtue of it and NGP VII Co-Invest’s approximate 66% membership interest in Resolute Holdings, LLC, subject to certain adjustments in the future that could decrease such interest.

The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

(2)	Percentage of class calculated based on 76,775,150 total outstanding shares of Common Stock as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the Securities and Exchange Commission (“SEC”) on November 5, 2013, plus 6,933,333 shares of Common Stock issuable upon the exercise on or before September 25, 2014 of 2,333,333 Sponsor Warrants (as defined below) and 4,600,000 Founders’ Warrants (as defined below) at a price of $13.00 per share, subject to adjustment and limitations described therein.

CUSIP No. 76116A108

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC/OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 288,258
	8	SHARED VOTING POWER: 6,954,191 (1)
	9	SOLE DISPOSITIVE POWER: 288,258
	10	SHARED DISPOSITIVE POWER: 6,954,191 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,242,449 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	NGP VII Co-Invest directly owns 20,858 shares of Common Stock of the Issuer. The Reporting Person owns 100% of NGP Income Management, L.L.C., which is the sole general partner of NGP VII Co-Invest. Thus, the Reporting Person may be deemed to be the indirect beneficial owner of the Common Stock of the Issuer owned by NGP VII Co-Invest.

Resolute Holdings, LLC, is deemed to directly beneficially own 6,933,333 shares of Common Stock of the Issuer for purposes of this Schedule 13D even though such shares of Common Stock directly owned by Resolute Holdings, LLC are subject to the limitations set forth in this Schedule 13D. The Reporting Person and NGP VII Co-Invest have an approximately 66% membership interest in Resolute Holdings, LLC, subject to certain adjustments in the future that could decrease such interest. Thus, the Reporting Person may be deemed to be the indirect beneficial owner of the Common Stock of the Issuer deemed beneficially owned by Resolute Holdings, LLC.

The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

(2)	Percentage of class calculated based on 76,775,150 total outstanding shares of Common Stock as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 5, 2013, plus 6,933,333 shares of Common Stock issuable upon the exercise on or before September 25, 2014 of 2,333,333 Sponsor Warrants (as defined below) and 4,600,000 Founders’ Warrants (as defined below) at a price of $13.00 per share, subject to adjustment and limitations described therein.

CUSIP No. 76116A108

1	NAMES OF REPORTING PERSONS: RESOLUTE HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,933,333 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,933,333 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,933,333 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO – Limited Liability Company

(1)	Resolute Holdings, LLC directly owns 2,333,333 warrants (the “Sponsor Warrants”) acquired in connection with the Acquisition. Each Sponsor Warrant entitles the holder to purchase one share of Common Stock at a price of $13.00 per share commencing on the date of the closing of the Acquisition (which is September 25, 2009) and ending five years from the Acquisition Closing Date (which is September 25, 2014).

Resolute Holdings, LLC also directly owns 4,600,000 warrants (the “Founders’ Warrants”) issued in the Acquisition. Each Founders’ Warrant entitles the holder to purchase one share of Common Stock at a price of $13.00 per share. The warrant exercise period of the Founders’ Warrants commenced on January 7, 2011 and ends on September 25, 2014.

Thus, for purposes of this Schedule 13D, Resolute Holdings, LLC is deemed to directly beneficially own 6,933,333 shares of Common Stock.

(2)	Percentage of class calculated based on 76,775,150 total outstanding shares of Common Stock as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 5, 2013, plus 6,933,333 shares of Common Stock issuable upon the exercise on or before September 25, 2014 of 2,333,333 Sponsor Warrants (as defined below) and 4,600,000 Founders’ Warrants (as defined below) at a price of $13.00 per share, subject to adjustment and limitations described therein.

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends the joint Schedule 13D filed on February 17, 2010 by Kenneth A. Hersh, Natural Gas Partners VII, L.P. (“NGP VII”) and Resolute Holdings, LLC, as amended by that certain Amendment No. 1 to Schedule 13D filed on February 23, 2011, that certain Amendment No. 2 to Schedule 13D filed on May 16, 2013, that certain Amendment No. 3 to Schedule 13D filed on August 1, 2013, that certain Amendment No. 4 to Schedule 13D filed on September 24, 2013 and that certain Amendment No. 5 to Schedule 13D filed on October 23, 2013 (the “Original Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein but not defined have the meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer.

No modification is made to Item 1 of the Original Schedule 13D.

Item 2. Identity and Background.

No modification is made to Item 2 of the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

No modification is made to Item 3 of the Original Schedule 13D.

Item 4. Purpose of Transaction.

No modification is made to Item 4 of the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information in Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The percent of class provided for each Reporting Person is based on the Issuer having 76,775,150 total outstanding shares of Common Stock as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 5, 2013, plus 6,933,333 shares of Common Stock issuable upon exercise on or before September 25, 2014 of 2,333,333 Sponsor Warrants and 4,600,000 Founders’ Warrants at a price of $13.00 per share, subject to adjustment and limitations described therein.

(a)-(b) (i)	Kenneth A. Hersh does not directly own any Common Stock. Kenneth A. Hersh is an Authorized Member of GFW VII, L.L.C., the general partner of G.F.W. Energy VII, L.P., which is the general partner of NGP VII, and thus may be deemed to possess shared voting and dispositive powers with respect to all shares of Common Stock that NGP VII is the sole record owner of (288,258 shares (0.3%)), as well as all shares of Common Stock that NGP VII may be deemed to beneficially own (20,858 shares (less than 0.1%)) directly owned by NGP-VII Co-Invest and 6,933,333 shares (8.3%) deemed beneficially owned by Resolute Holdings). Therefore, Kenneth A. Hersh may be deemed to possess shared voting and dispositive powers with respect to 7,242,449 shares (8.7%) of Common Stock.

(ii)	NGP VII is the sole record owner of, and has the sole power to vote and dispose of 288,258 shares (0.3%) of Common Stock.

NGP VII owns 100% of NGP Income Management, L.L.C. which serves as the general partner of NGP-VII Income Co-Investment. NGP VII may thus be deemed to possess shared voting and dispositive powers with respect to all of the shares of Common Stock owned directly by NGP-VII Co-Invest (20,858 shares (less than 0.1%)).

NGP VII and NGP-VII Co-Invest have an approximately 66% membership interest in Resolute Holdings subject to certain adjustments in the future that could decrease such interest. Thus, NGP VII may be deemed to possess shared voting and dispositive powers with respect to all of the shares of Common Stock deemed beneficially owned by Resolute Holdings (6,933,333 shares (8.3%)).

Therefore, NGP VII may be deemed to possess sole and shared voting and dispositive powers with respect to 7,242,449 shares (8.7%) of Common Stock.

(iii)	Resolute Holdings directly owns 2,333,333 warrants (the “Sponsor Warrants”) acquired in connection with the Acquisition. Each Sponsor Warrant entitles the holder to purchase one share of Common Stock at a price of $13.00 per share commencing on the date of the closing of the Acquisition and ending five years from the Acquisition Closing Date.

Resolute Holdings also directly owns 4,600,000 warrants (the “Founders’ Warrants”) issued in the Acquisition. Each Founders’ Warrant entitles the holder to purchase one share of Common Stock at a price of $13.00 per share. The warrant exercise period of the Founders’ Warrants commenced on January 7, 2011 and ends on September 25, 2014.

Thus, for purposes of this Schedule 13D, Resolute Holdings is deemed to directly beneficially own 6,933,333 shares (8.3%) of Common Stock.

The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c)	On each of the following dates, the indicated selling party sold on the open market the number of shares of Common Stock set forth opposite such selling party’s name for the weighted average price per share indicated:

Date	Selling Party	Number of Shares of Common Stock	Weighted Average Price per Share
10/23/2013	NGP VII	48,000	$9.46	[1]
10/23/2013	NGP-VII Co-Invest	2,000	$9.46	[1]
10/24/2013	NGP VII	48,000	$9.73	[2]
10/24/2013	NGP-VII Co-Invest	2,000	$9.73	[2]
10/25/2013	NGP VII	48,000	$10.64	[3]
10/25/2013	NGP-VII Co-Invest	2,000	$10.64	[3]
10/28/2013	NGP VII	48,000	$9.42	[4]
10/28/2013	NGP-VII Co-Invest	2,000	$9.42	[4]
10/29/2013	NGP VII	48,000	$9.52	[5]
10/29/2013	NGP-VII Co-Invest	2,000	$9.52	[5]
10/30/2013	NGP VII	48,000	$9.42	[6]
10/30/2013	NGP-VII Co-Invest	2,000	$9.42	[6]
10/31/2013	NGP VII	48,000	$9.34	[7]
10/31/2013	NGP-VII Co-Invest	2,000	$9.34	[7]
11/01/2013	NGP VII	48,000	$9.21	[8]
11/01/2013	NGP-VII Co-Invest	2,000	$9.21	[8]
11/04/2013	NGP VII	48,000	$9.76	[9]
11/04/2013	NGP-VII Co-Invest	2,000	$9.76	[9]
11/05/2013	NGP VII	48,000	$9.47	[10]
11/05/2013	NGP-VII Co-Invest	2,000	$9.47	[10]
11/06/2013	NGP VII	48,000	$9.17	[11]
11/06/2013	NGP-VII Co-Invest	2,000	$9.17	[11]
11/07/2013	NGP VII	48,000	$8.67	[12]
11/07/2013	NGP-VII Co-Invest	2,000	$8.67	[12]
11/08/2013	NGP VII	48,000	$9.02	[13]
11/08/2013	NGP-VII Co-Invest	2,000	$9.02	[13]
11/11/2013	NGP VII	48,000	$9.02	[14]
11/11/2013	NGP-VII Co-Invest	2,000	$9.02	[14]
11/12/2013	NGP VII	48,000	$8.82	[15]
11/12/2013	NGP-VII Co-Invest	2,000	$8.82	[15]
11/13/2013	NGP VII	48,000	$9.07	[16]
11/13/2013	NGP-VII Co-Invest	2,000	$9.07	[16]
11/14/2013	NGP VII	48,000	$9.04	[17]
11/14/2013	NGP-VII Co-Invest	2,000	$9.04	[17]
11/15/2013	NGP VII	48,000	$9.18	[17]
11/15/2013	NGP-VII Co-Invest	2,000	$9.18	[18]

[1]	These shares were sold in multiple transactions at prices ranging from $9.26 to $9.68, inclusive.
[2]	These shares were sold in multiple transactions at prices ranging from $9.29 to $10.00, inclusive.
[3]	These shares were sold in multiple transactions at prices ranging from $10.51 to $10.95, inclusive.
[4]	These shares were sold in multiple transactions at prices ranging from $9.34 to $9.52, inclusive.
[5]	These shares were sold in multiple transactions at prices ranging from $9.41 to $9.65, inclusive.
[6]	These shares were sold in multiple transactions at prices ranging from $9.22 to $9.69, inclusive.
[7]	These shares were sold in multiple transactions at prices ranging from $9.06 to $9.52, inclusive.
[8]	These shares were sold in multiple transactions at prices ranging from $8.96 to $9.41, inclusive.
[9]	These shares were sold in multiple transactions at prices ranging from $9.34 to $10.08, inclusive.
[10]	These shares were sold in multiple transactions at prices ranging from $9.21 to $9.79, inclusive.
[11]	These shares were sold in multiple transactions at prices ranging from $9.02 to $9.45, inclusive.
[12]	These shares were sold in multiple transactions at prices ranging from $8.40 to $9.14, inclusive.
[13]	These shares were sold in multiple transactions at prices ranging from $8.56 to $9.17, inclusive.
[14]	These shares were sold in multiple transactions at prices ranging from $8.95 to $9.30, inclusive.
[15]	These shares were sold in multiple transactions at prices ranging from $8.74 to $8.95, inclusive.
[16]	These shares were sold in multiple transactions at prices ranging from $8.81 to $9.60, inclusive.
[17]	These shares were sold in multiple transactions at prices ranging from $8.67 to $9.25, inclusive.
[18]	These shares were sold in multiple transactions at prices ranging from $9.02 to $9.25, inclusive.

Except as described above, and to the knowledge of the Reporting Persons, none of the persons named in response to Paragraphs (a) and (b) above has effected any transaction in the shares of Common Stock during the past 60 days.

(d)	No person other than the Reporting Persons or the managers of Resolute Holdings indentified on Schedule A, has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock being reported on this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No modification is made to Item 6 of the Original Schedule 13D.

Item 7. Material to be Filed as Exhibits.

No modification is made to Item 7 of the Original Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2013

/s/ Kenneth A. Hersh
Kenneth A. Hersh

NATURAL GAS PARTNERS VII, L.P.

By:	G.F.W. Energy VII, L.P., its general partner,

By:	GFW VII, L.L.C., its general partner,

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

RESOLUTE HOLDINGS, LLC

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh, Manager

Exhibit Index

Exhibit A	Joint Filing Agreement dated February 17, 2010 (filed as Exhibit A to the Schedule 13D filed by the Reporting Persons with the SEC on February 17, 2010 and incorporated herein by reference).